Exhibit 99.50

Torex Gold Reports Q1 2026 Production Results

Media Luna now operating at design throughput rates; ELG Underground continues to deliver

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - April 9, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX: TORXF) reports first quarter 2026 gold equivalent (“AuEq”) production of 100,874 ounces (“oz”) and AuEq sales of 109,222 oz.1 The Company is on track to achieve full-year production guidance of 420,000 to 470,000 oz AuEq.2

TABLE 1: PRELIMINARY FIRST QUARTER 2026 OPERATIONAL RESULTS1

		ELG Underground	Media Luna Underground	Morelos Complex
Ore tonnes mined per day		3,070 tpd	7,578 tpd	—
Ore processed per day		—	—	10,492 tpd

	Au	Ag	Cu	AuEq2
Grade processed	2.79 gpt	22.68 gpt	0.79%	—
Recovery	84.6%	78.7%	90.3%	—
Produced (before payable deductions)	73,647 oz	543.0 koz	14.9 mlb	100,874 oz
Sold (after payable deductions)	81,233 oz	539.0 koz	15.6 mlb	109,222 oz

Notes to Table:

1)	Operational results are preliminary in nature and subject to final reconciliation.
2)

Q1 2026 AuEq production and sales are based on average market prices of $4,873/oz Au, $84.33/oz Ag, and $5.83/lb Cu. AuEq (oz) = Au (oz) + 1,000 * (84.33 / 4,873) x Ag (koz) + 1,000,000 x (5.83 / 4,873) x Cu (mlb).

Financial and operational results for the first quarter 2026 will be released after market close on Wednesday, May 6, 2026.

Jody Kuzenko, President & CEO of Torex, stated:

“The first quarter capped off the successful ramp-up of Media Luna, which achieved design throughput of 7,500 tonnes per day (“tpd”) nine months ahead of the schedule set out in the technical report and three months ahead of the most recent forecast. In addition, performance at ELG Underground remained consistently strong as mining rates averaged more than 3,000 tpd. With Media Luna and ELG Underground operating at or above design levels, and first production from Media Luna North on track by the end of this year, the Company has initiated an internal evaluation of potential opportunities to increase plant throughput and expand production.

“Quarterly finished production (prior to payable deductions) of 100,874 AuEq oz was influenced by mine sequencing, which resulted in most production from Media Luna coming from lower grade and lower recovery stopes of the mine, together with modestly lower throughput given an extended planned maintenance period at the processing plant and some additional unplanned maintenance in February to replace bolts and grates at the SAG mill. With access to higher grade and recovery stopes forecast to pick-up mid-year, quarterly production is expected to remain at similar levels during Q2 before increasing in the second half of the year, consistent with annual guidance.

“With solid momentum built in Q1 out of the mines, we are well-placed to deliver on full-year production guidance which, coupled with the current metal price environment, bodes well for significant free cash flow generation in 2026 and beyond. The strong free cash flow will enable us to aggressively return capital to shareholders through both dividends and share repurchases, execute on our robust exploration program to extend mine life at Morelos, unlock value across our portfolio of assets, and maintain a strong and flexible balance sheet.”

During the first quarter, the Company repurchased 2,141,801 shares (2.2% of shares outstanding at year-end 2025) at an average price of C$70.69 per share and paid a quarterly dividend of C$0.15 per share. The Company continues to opportunistically repurchase shares in the open market.

FIRST QUARTER 2026 CONFERENCE CALL AND WEBCAST DETAILS

Torex plans to release its first quarter financial and operational results after market close on Wednesday, May 6, 2026. A conference call and webcast hosted by senior management will be held on Thursday, May 7, 2026, at 9:00 AM ET.

Telephone Access

For expedited access to the conference call, registration is open to obtain an access code in advance, which will allow participants to join the call directly at the scheduled time. Alternatively, dial-in details are as follows:

Toronto local or International: 1-647-846-8914

Toll-Free (North America): 1-833-752-3842

Please join the conference call approximately ten minutes prior to the scheduled start time if using the dial-in details above.

Webcast Access

A webcast will be available on the Company’s website at www.torexgold.com/investors/upcoming-events/. The webcast will be archived on the Company’s website at www.torexgold.com/investors/financial-reports/.

ENDNOTES

1)

Q1 2026 AuEq production and sales are based on average market prices of $4,873/oz Au, $84.33/oz Ag, and $5.83/lb Cu. AuEq (oz) = Au (oz) + 1,000 * (84.33 / 4,873) x Ag (koz) + 1,000,000 x (5.83 / 4,873) x Cu (mlb).

2)	2026 AuEq production guidance assumes metal prices of $4,000/oz Au, $45/oz Ag, and $4.90/lb Cu. AuEq (oz) = Au (oz) + 1,000 * (45 / 4,000) x Ag (koz) + 1,000,000 x (4.90 / 4,000) x Cu (mlb).

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa, Mexico and interests in a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Jody Kuzenko

President and CEO

Direct: (647) 725-9982

jody.kuzenko@torexgold.com

Dan Rollins

Senior Vice President, Corporate Development & Investor Relations

Direct: (647) 260-1503

dan.rollins@torexgold.com

QUALIFIED PERSON

The technical and scientific information in this press release pertaining to metal production has been reviewed and approved by Miguel Pimentel, P.Eng., Vice President, Metallurgy and Process Engineering of the Company, who is a qualified person under NI 43-101.

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “guidance”, “expects”, “planned”, “forecast” or variations of such words and phrases or statements that certain actions, events or results are “on track to” or “will”, or “is expected to” occur. Forward-Looking Information also includes, but is not limited to, statements regarding production expectations for the remainder of 2026 and the Company being on track to achieve full-year production guidance; timelines with respect to first production at Media Luna North; plans to opportunistically repurchase shares in the open market; and the ability to generate significant free cash flow to support the Company’s capital allocation priorities, including exploration, returning capital to shareholders and maintaining a strong and flexible balance sheet. Forward-Looking Information also include the Company’s key strategic objectives: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, the Company’s annual information form (“AIF”) for the year ended December 31, 2025, and management’s discussion and analysis (“MD&A”). Forward-Looking Information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the Forward-Looking Information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on Forward-Looking Information. The Company does not undertake to update any Forward-Looking Information, whether as a result of new information or future events or otherwise, except as may be required by applicable securities laws. The Technical Report, AIF, and MD&A are filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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